

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Helena Santos
President and Chief Executive Officer
Scientific Industries, Inc.
80 Orville Drive, Suite 102
Bohemia, NY 11716

  Re: Scientific Industries, Inc.
    Registration Statement on Form S-1
    Filed August 4, 2021
    File No. 333-258468

Dear Ms. Santos:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Hamill at 303-844-1008 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: John F.F. Watkins, Esq.